Exhibit 99d(iv)

AMENDMENT TO
STOCK OPTION AGREEMENT

This Amendment to Stock Option Agreement (the “Amendment”) is made as of September 13, 2006, between Central Freight Lines, Inc., a Nevada corporation (the “Company”), and Robert V. Fasso (the “Optionee”).

Recitals:

A.    The Company and Optionee are parties to a Stock Option Agreement, dated August 3, 2002 (the “Option Agreement”), wherein the Company granted to Optionee an Option to acquire 1,260,000 shares of the Company’s Class A Common Stock. As of the date of this Amendment, Optionee has exercised the Option with respect to 756,000 shares of Common Stock, and the Option remains in effect with respect to 504,000 shares of Common Stock. Capitalized terms used but not defined in this Amendment have the meanings assigned to them in the Option Agreement.

B.    The Company has entered into an Agreement and Plan of Merger, dated as of January 30, 2006, as amended (the “Merger Agreement”), with North American Truck Lines, LLC and Green Acquisition Company (“Green”), pursuant to which Green will merge into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”).

C.    Pursuant to the Merger Agreement, the Option held by Optionee will continue in full force and effect subject to the amendments described herein.

D.    In order to facilitate the Merger and the transactions contemplated by the Merger Agreement, the Company and Optionee desire to enter into this Amendment.

Agreements:

In consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties agree as follows:

SECTION 1: Effectiveness. This Amendment shall become effective only upon the closing of the transactions contemplated by the Merger Agreement and the effectiveness of the Merger (the “Effective Time”). If for any reason the Merger is not consummated, this Amendment shall be void and of no force or effect.

SECTION 2. Amendments. The Option Agreement is amended, effective as of the Effective Time, as follows:

(a)     The number of shares of Common Stock subject to the Option shall be 504,000 and the Purchase Price shall be $1.35 per share.

(b)     429,934 of the Option Shares shall be fully vested at the Effective Time, and the remaining 74,066 of the Option Shares shall be fully vested on the earliest to occur of January 7, 2007, the date that Optionee’s employment with the Company is terminated for any reason, voluntarily or involuntarily, or as provided in Sections 7 or 8 of the Option Agreement. All vested Option Shares may be exercised by Optionee as provided in Section 3 of the Option Agreement.

(c)    Section 8 of the Option Agreement shall be amended by adding the following to the end thereof:

"Notwithstanding the foregoing, in the event of an Offer (as such term is defined in the Stockholders' Agreement dated as of [________], 2006 among Central Freight Lines, Inc., Jerry Moyes ("Moyes") and each of the individuals and entities listed on Schedules A and B to such agreement (the "Stockholders' Agreement")), Moyes may require the Optionee to have all or a portion (determined in accordance with Section 4(d) of the Stockholders' Agreement) of the vested Option Shares (including Option Shares that vest as a result of the consummation of such Offer) then held by the Optionee be canceled in exchange for a payment in cash by the Third Party (as such term is defined in the Stockholders' Agreement) of an amount equal to the excess (if any) of the per share price stated in the Notice (as defined in the Stockholders' Agreement) provided to the Optionee pursuant to Section 4(a) of the Stockholders' Agreement over the Purchase Price for each such Option Share so canceled (the "Offer Consideration"). In the event Moyes elects to have the Optionee have all of the vested Option Shares then held by the Optionee canceled in exchange for the Offer Consideration, any Option Shares held by the Optionee that are not then exercisable shall terminate and be canceled immediately upon consummation of such Offer. In the event of an Offer for less than all of the shares of Common Stock held by Moyes, Moyes may require the Optionee to have a pro rata portion of the vested Option Shares then held by the Optionee canceled in exchange for the Offer Consideration. For the avoidance of doubt, such cancellation of vested Option Shares shall occur within fifteen (15) business days following the date the Notice of such Offer is provided to the Optionee. Upon payment of the Offer Consideration to the Optionee, the Optionee’s rights as to the portion of the Option Shares which is the subject of such payment shall be deemed satisfied in full. The failure of Moyes to exercise his rights pursuant to this Section 8 with respect to one Offer shall not preclude later exercise of such rights with respect to another Offer."

(d)    Sections 13 and 16 of the Option Agreement shall be void and deemed deleted from the Option Agreement.

SECTION 3. Stockholders’ Agreement. At the closing of transactions contemplated by the Merger Agreement and as a condition thereof, Optionee shall execute and deliver to the Company a counterpart of the Stockholders’ Agreement in the form attached to this Amendment as Exhibit A.

SECTION 4. Effect of Amendment. Except as modified by this Amendment, the Option Agreement and all the covenants, agreements, terms, provisions and conditions thereof shall remain in full force and effect and are hereby ratified and affirmed. For greater certainty, the Company reaffirms that the Option is intended to qualify as an ISO, and this Amendment shall be interpreted consistently with that intention. In the event of any inconsistency or conflict between the terms and provisions of the Option Agreement and this Amendment, the terms and provisions of this Amendment shall govern and be binding. On and after the date hereof, but subject to the provisions of Section 1, any reference to the Option Agreement shall mean the Option Agreement as amended hereby.

SECTION 5. Governing Law. This Amendment and the legal relations between the parties hereto shall be governed by and construed in accordance with the substantive laws of the State of Nevada, without giving effect to the conflicts of laws principles thereof.

SECTION 6. Headings. The descriptive headings contained in this Amendment are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Amendment.

SECTION 7. Entire Agreement. This Amendment contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

SECTION 8. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile execution and delivery of this Amendment is legal, valid and binding for all purposes.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first written above.

CENTRAL FREIGHT LINES, INC.

By:	/s/ Jeffrey A. Hale
Name: Jeffrey A. Hale
Title: Senior Vice President and Chief Financial Officer

/s/ Robert V. Fasso
Robert V. Fasso

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